INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

2 Ha-Tidhar Street

Ra’anana 436650 Israel

March 5, 2021

Via EDGAR

Alan Campbell

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re: Inspira Technologies OXY B.H.N. Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted February 17, 2021

CIK No. 0001837493

Dear Sirs:

The purpose of this letter is to respond to your letter of March 3, 2021, regarding the abovementioned amended draft registration statement. For your convenience, your original comments appear in bold text, followed by our response. On March 5, 2021, we publicly filed a registration statement on Form F-1. Page references in our responses are to the Form F-1.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Company, page 1

1. We note your response to prior comment 1 and updated disclosure and re-issue in part. Please revise the disclosure in the 4th paragraph on page 1 of your document regarding mortality rates for patients on MV and the increase in mortality rates due to COVID-19 to be consistent with your revised disclosure on pages 66 and 73.

Response: We have revised our disclosure on page 1 to be consistent with our disclosure on pages 66 and 73.

Currently Available Respiratory Support Solutions and Their Limitations, page 68

2. We note your response to prior comment 9 and re-issue in part. Please revise Table 2 to clearly disclose the products or systems that are being used in the left-most and center columns of the comparison chart.

Response: We have revised Table 2 on page 68 to clarify that Table 2 demonstrates competitive advantages of our ART system in comparison to mechanical ventilation (left-most column of Table 2) and extracorporeal membrane oxygenation (center column of Table 2).

Management

Compensation, page 85

3. Please update your executive compensation information in this section to include compensation for the year ended December 31, 2020. Refer to Item 6.B. of Form 20-F (incorporated into Item 4 of Form F-1).

Response: We have revised our disclosure on page 85 to update our executive compensation information to include compensation for the year ended December 31, 2020.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

March 5, 2021

Financial Statements of Inspira Technologies OXY B.H.N. Ltd., page F-1

4. Please provide your updated financial statements in your next amendment, or tell us how you determined that you comply with the updating requirements of Item 8 of Form 20-F.

Response: We have included in the Registration Statement its audited financial statements as of December 31, 2019 and for the fiscal year ended December 31, 2019, and unaudited condensed interim financial statements as of June 30, 2020, and for each of the six-month periods ended June 30, 2020 and 2019.

Item 8.A.4 of Form 20-F states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements as of a date not older than 12 months from the date of the offering unless a representation is made pursuant to Instruction 2 to Item 8.A.4.

We are making the representation pursuant to Instruction 2 to Item 8.A.4, as amended and in effect as of the date hereof, which provides that a company may instead comply with the 15-month requirement “if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.”

The representation letter has been filed as Exhibit 99.1 to the Form F-1.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

By:	/s/ Mr. Dagi Ben-Noon
Chief Executive Officer

cc:	David Huberman

Alan Campbell

Ibolya Ignat

Joe McCann

Kevin Vaughn